Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Provides Qualitative Earnings Estimation of 2008
Operating Results and the Timing for the Filing of its 2008 Annual Report on Form 20-F
     HUIZHOU, China, June 29 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today provides the public with the following information:
     The Company reports that, due to the global and China economic downturn, the earthquake that took place in the Sichuan province of China in May 2008, and intensive competition in the Chinese mobile phone market (including competition from copy-catting handsets producers which produce and distribute copied handsets that have no network access permits and pay no tax), its subsidiary Huizhou Qiao Xing Communication Industry Limited (HZQXCI) recorded a material loss for the fiscal year 2008. The material loss from HZQXCI, as well as significant non-cash expenses relating to the convertible bonds that were still outstanding in 2008, had a dramatic adverse effect on the whole group’s net income. Even though our subsidiary, Qiao Xing Mobile Communication Co., Ltd. (QXMC), has reported a net profit, on an un-audited basis, for the fiscal year 2008, we expect to report a net loss for the fiscal year 2008 on a consolidated basis.
     The Company needs additional time to complete the 20-F filing and intends to file its 2008 Annual Report on Form 20-F as soon as possible and, in any event, not later than July 15, 2009. The Company is filing a Form 12b-25 with the SEC to extend the June 30, 2009 filing deadline to July 15, 2009 without imposing any adverse conditions on the Company concerning the trading of its shares.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. the Company has recently acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has diversified into the resource industry.
     For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,”

“believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 29, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
RICK XIAO
rickxiao@qiaoxing.com
+86-752-2820268
SOURCE Qiao Xing Universal Telephone, Inc.